# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHAIN BRIDGE BANCORP INC, CIK 0001392272
CUSIP: 15746L100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, Virginia (VA), 22101
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0000904013
Persons authorized to receive notices and communications: Thomas G. Fitzgerald, 1629 W. Colonial Parkway,, Inverness, Illinois (IL), 60067, (847) 991-0010

## Reporting persons
- FITZGERALD THOMAS G (CIK 0000904013): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 371,620; sole dispositive power 0; shared dispositive power 371,620; aggregate amount beneficially owned 371,620 (10.1% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10:
  Includes (i) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Thomas G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,944,460 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Thomas G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Thomas G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting person.
  
  Row 13:
  This percentage is calculated based on 3,668,757 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Company's press release, dated January 28, 2026, and included in its Current Report on Form 8-K, furnished to the Securities and Exchange Commission ("SEC") on January 28, 2026 (the "Current Report") and (ii) 371,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- FITZGERALD PETER G (CIK 0000903965): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 777,240; shared voting power 250,580; sole dispositive power 777,240; shared dispositive power 250,580; aggregate amount beneficially owned 1,027,820 (23.8% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes (i) 229,500 shares of Class B Common Stock held directly by Peter G. Fitzgerald; (ii) 444,550 shares held by the Everglades Trust for which he serves as the advisor and for which he may be deemed to have sole voting or investment power; and (iii) 103,190 shares held by the JBF 2013 Trust for which he serves as sole trustee and for which he may be deemed to have sole voting or investment power.
  
  Rows 8, 10:
  Includes (i) 68,000 shares of Class B Common Stock held by the spouse of Peter G. Fitzgerald and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Peter G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,288,260 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Peter G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Peter G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 4,324,957 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 1,027,820 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- SCHAUER JULIE F (CIK 0000903775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 436,220; shared voting power 211,140; sole dispositive power 436,220; shared dispositive power 211,140; aggregate amount beneficially owned 647,360 (16.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 436,220 shares of Class B Common Stock held by the Julie F. Schauer 1994 Trust for which Julie Fitzgerald Schauer serves as the trustee and is the sole beneficiary.
  
  Rows 8, 10:
  Includes 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Julie Fitzgerald Schauer is the trustee of the majority general partner and for which she may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,668,720 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Julie Fitzgerald Schauer expressly disclaims beneficial ownership. This report shall not be construed as an admission that Julie Fitzgerald Schauer is the beneficial owner of such securities or that she is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,944,497 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 647,360 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- FITZGERALD GERALD F JR (CIK 0000904014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 141,950; shared voting power 393,720; sole dispositive power 141,950; shared dispositive power 393,720; aggregate amount beneficially owned 535,670 (14% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 141,950 shares held by S C Investments II, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the general partner and for which he may be deemed to have sole voting or investment power.
  
  Rows 8, 10:
  Includes (i) 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Gerald F. Fitzgerald, Jr. serves as a co-trustee and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,780,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Gerald F. Fitzgerald, Jr. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Gerald F. Fitzgerald, Jr. is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,832,807 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 535,670 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- FITZGERALD JAMES G (CIK 0000922985): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 110,500; shared voting power 352,580; sole dispositive power 110,500; shared dispositive power 352,580; aggregate amount beneficially owned 463,080 (12.3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes (i) 59,500 shares of Class B Common Stock held directly by James G. Fitzgerald and (ii) 51,000 shares of Class B Common Stock held by Anhinga Trust for which James G. Fitzgerald serves as a trustee and for which he may be deemed to have sole voting or investment power.
  
  Rows 8, 10:
  Includes (i) 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which James G. Fitzgerald is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which James G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,853,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which James G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that James G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,760,217 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 463,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Fitzgerald Thomas G. Jr. (CIK 0002036671): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,310; shared voting power 208,544; sole dispositive power 7,310; shared dispositive power 208,544; aggregate amount beneficially owned 215,854 (6.1% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 7,310 shares of Class B Common Stock held directly by Thomas G. Fitzgerald, Jr.
  
  Rows 8, 10:
  Includes (i) 2,504 shares of Class A Common Stock and (ii) 17,000 shares of Class B Common Stock, in each case jointly owned by Thomas G. Fitzgerald, Jr. and his spouse and (iii) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald, Jr. is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 2,102,730 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Thomas G. Fitzgerald, Jr. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Thomas G. Fitzgerald, Jr. is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,510,487 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 213,350 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Peterson Lauren Fitzgerald (CIK 0002039443): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 189,040; sole dispositive power 0; shared dispositive power 189,040; aggregate amount beneficially owned 189,040 (5.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10:
  Includes 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Lauren Fitzgerald Peterson is a co-manager of the limited liability company managing general partner and for which she may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Lauren Fitzgerald Peterson expressly disclaims beneficial ownership. This report shall not be construed as an admission that Lauren Fitzgerald Peterson is the beneficial owner of such securities or that she is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,486,177 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Fitzgerald Andrew J. (CIK 0002036676): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,604; shared voting power 170,000; sole dispositive power 7,604; shared dispositive power 170,000; aggregate amount beneficially owned 177,604 (5.1% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes: (i) 2,504 shares of Class A Common Stock; and (ii) 5,100 shares of Class B Common Stock, both held by the Andrew J. Fitzgerald 2011 Trust, of which Andrew J. Fitzgerald serves as the trustee and is the sole beneficiary.
  
  Rows 8, 10:
  Includes 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which Andrew J. Fitzgerald is a managing general partner and a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 2,140,980 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Andrew J. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Andrew J. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,472,237 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 175,100 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Everglades Trust (CIK 0002039621): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 444,550; shared voting power 0; sole dispositive power 444,550; shared dispositive power 0; aggregate amount beneficially owned 444,550 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 444,550 shares of Class B Common Stock held directly by the Everglades Trust.
  
  Row 12:
  Excludes (i) 1,871,530 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the Everglades Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Everglades Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,741,687 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 444,550 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Julie F. Schauer 1994 Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 436,220; shared voting power 211,140; sole dispositive power 436,220; shared dispositive power 211,140; aggregate amount beneficially owned 647,360 (16.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 436,220 shares of Class B Common Stock held directly by the Julie F. Schauer 1994 Trust.
  
  Rows 8, 10:
  Includes 211,140 shares held by JEM Management, L.P. for which the Julie F. Schauer 1994 Trust is the majority general partner and for which it may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 1,879,860 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each held by other Reporting Persons identified herein as to which the Julie F. Schauer 1994 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Julie F. Schauer 1994 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,944,497 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 647,360 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- JBF 2013 Trust (CIK 0002039617): type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,190; shared voting power 0; sole dispositive power 103,190; shared dispositive power 0; aggregate amount beneficially owned 103,190 (3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 103,190 shares of Class B Common Stock held directly by the JBF 2013 Trust.
  
  Row 12:
  Excludes (i) 2,212,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the JBF 2013 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the JBF 2013 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,400,327 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 103,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Fitzgerald 2002 Special Trust (CIK 0002039620): type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,020; shared voting power 0; sole dispositive power 103,020; shared dispositive power 0; aggregate amount beneficially owned 103,020 (3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 436,220 shares of Class B Common Stock held directly by Fitzgerald 2002 Special Trust.
  
  Row 12:
  Excludes (i) 2,213,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the Fitzgerald 2002 Special Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Fitzgerald 2002 Special Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,400,157 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 103,020 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- GFF Family Trust (CIK 0002039878): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 79,560; shared voting power 0; sole dispositive power 79,560; shared dispositive power 0; aggregate amount beneficially owned 79,560 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 79,560 shares of Class B Common Stock held directly by the GFF Family Trust.
  
  Row 12:
  Excludes (i) 2,236,520 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the GFF Family Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the GFF Family Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,376,697 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 79,560 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Anhinga Trust (CIK 0002039875): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 51,000; shared voting power 0; sole dispositive power 51,000; shared dispositive power 0; aggregate amount beneficially owned 51,000 (1.5% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 51,000 shares of Class B Common Stock held directly by Anhinga Trust.
  
  Row 12:
  Excludes (i) 2,265,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A held by other Reporting Persons hereto as to which Anhinga Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Anhinga Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,348,137 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 51,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Andrew J. Fitzgerald 2011 Trust (CIK 0002039438): type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,604; shared voting power 0; sole dispositive power 7,604; shared dispositive power 0; aggregate amount beneficially owned 7,604 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes: (i) 5,100 shares of Class B Common Stock; and (ii) 2,504 shares of Class A Common Stock held directly by the Andrew J. Fitzgerald 2011 Trust.
  
  Row 12:
  Excludes (i) 2,310,980 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A held by other Reporting Persons hereto as to which the Andrew J. Fitzgerald 2011 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Andrew J. Fitzgerald 2011 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,302,237 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 5,100 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- JEM Management, L.P. (CIK 0002039614): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 211,140; shared voting power 0; sole dispositive power 211,140; shared dispositive power 0; aggregate amount beneficially owned 211,140 (6% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 211,140 shares of Class B Common Stock held directly by JEM Management, L.P.
  
  Row 12:
  Excludes (i) 2,104,940 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which JEM Management, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that JEM Management, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,508,277 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 211,140 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- TGF INVESTMENTS L P (CIK 0001026719): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 189,040; shared voting power 0; sole dispositive power 189,040; shared dispositive power 0; aggregate amount beneficially owned 189,040 (5.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 189,040 shares of Class B Common Stock held directly by TGF Investments, L.P.
  
  Row 12:
  Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which TGF Investments, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that TGF Investments, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,486,177 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- TF Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 189,040; shared voting power 0; sole dispositive power 189,040; shared dispositive power 0; aggregate amount beneficially owned 189,040 (5.4% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 189,040 shares of Class B Common Stock held by TGF Investments, L.P. for which TF Management, LLC is the managing general partner and for which it may be deemed to have sole voting or investment power.
  
  Row 12:
  Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which TF Management, LLC expressly disclaims beneficial ownership. This report shall not be construed as an admission that TF Management, LLC is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,486,177 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Otis Road Investments, L.P (CIK 0002039445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 170,000; shared voting power 0; sole dispositive power 170,000; shared dispositive power 0; aggregate amount beneficially owned 170,000 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P.
  
  Row 12:
  Excludes (i) 2,146,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Otis Road Investments, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Otis Road Investments, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,467,137 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 170,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- Otis Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 170,000; sole dispositive power 0; shared dispositive power 170,000; aggregate amount beneficially owned 170,000 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10:
  Includes 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P. for which Otis Management, LLC is a managing general partner and for which it may be deemed to have shared voting or investment power.
  
  Row 12:
  Excludes (i) 2,146,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Otis Management, LLC expressly disclaims beneficial ownership. This report shall not be construed as an admission that Otis Management, LLC is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,467,137 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 170,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.
- S.C. Investments II, L.P. (CIK 0002039613): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 141,950; shared voting power 0; sole dispositive power 141,950; shared dispositive power 0; aggregate amount beneficially owned 141,950 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Rows 7, 9:
  Includes 141,950 shares of Class B Common Stock held directly by S C Investments II, L.P.
  
  Row 12:
  Excludes (i) 2,174,130 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which S C Investments II, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that S C Investments II, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.
  
  Row 13:
  This percentage is calculated based on 3,439,087 shares of Class A Common Stock as of December 31, 2025, which include (i) 3,297,137 outstanding shares of Class A Common Stock as reported in the Current Report and (ii) 141,950 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: CHAIN BRIDGE BANCORP INC
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, Virginia (VA), 22101
Comment: The following constitutes Amendment No. 3 to the initial Schedule 13D filed with respect to the Class A Common Stock, par value $0.01 per share, of Chain Bridge Bancorp, Inc. originally filed with the SEC on October 15, 2024, as amended by Amendment No. 1 filed with the SEC on November 15, 2024 and Amendment No. 2 filed with the SEC on January 30, 2025 (the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 3 is being filed to reflect a change in the percentage of shares of Class A Common Stock previously reported by the Reporting Persons solely as a result of a change in the outstanding shares of Class A Common Stock as reported by the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information provided in Item 3 above is hereby incorporated by reference.

Each Reporting Person expressly disclaims membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with the other Reporting Persons. As a result, each Reporting Person expressly disclaims any beneficial ownership over shares of Class A Common Stock or Class B Common Stock beneficially owned by the other Reporting Persons. Each Reporting Person acts independently and does not act in concert with any other Reporting Person in relation to the acquisition, disposition, or voting of any shares of the Company.

If, notwithstanding the foregoing disclaimers, the Reporting Persons were to be deemed to be such a "group," such a group and each Reporting Person could be deemed to have beneficial ownership of 2,321,088 shares of Class A Common Stock including (i) 5,008 shares of Class A Common Stock and (ii) 2,316,080 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents 41.4% of the Company's Class A Common Stock, assuming conversion of the shares of Class B Common Stock into Class A Common Stock by the Reporting Persons only.

The percentages used herein with respect to the beneficial ownership of Class A Common Stock for each Reporting Person are calculated based on the sum of (i) 3,297,137 outstanding shares of Class A Common Stock as of December 31, 2025, as reported by the Company in the Current Report and (ii) such Reporting Person's beneficial ownership of shares of Class A Common Stock issuable upon conversion of beneficially owned Class B Common Stock.

Additional information with respect to each Reporting Person is presented below:

Individuals:

Peter G. Fitzgerald. Assuming full conversion of Class B Common Stock for which Peter G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Peter G. Fitzgerald may be deemed to have voting or investment power over 1,027,820 shares of Class A Common Stock, representing 23.8% of the outstanding shares of Class A Common Stock. Peter G. Fitzgerald has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 777,240 shares of Class B Common Stock which includes: (i) 229,500 shares of Class B Common Stock held directly by Peter G. Fitzgerald; (ii) 444,550 shares of Class B Common Stock held by the Everglades Trust, for which Peter G. Fitzgerald serves as advisor; and (iii) 103,190 shares of Class B Common Stock held by the JBF 2013 Trust, for which Peter G. Fitzgerald serves as trustee; and (b) shared power to vote or direct the vote of, and to dispose of or direct the disposition of, 250,580 shares of Class B Common Stock, including: (i) 68,000 shares of Class B Common Stock held by his spouse; and (ii) 103,020 shares and 79,560 shares held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Peter G. Fitzgerald serves as co-trustee.

Julie Fitzgerald Schauer. Assuming full conversion of Class B Common Stock for which Julie Fitzgerald Schauer could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Julie Fitzgerald Schauer may be deemed to have voting or investment power over 647,360 shares of Class A Common Stock, representing 16.4% of the outstanding shares of Class A Common Stock. Julie Fitzgerald Schauer has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 436,220 shares of Class B Common Stock held by the Julie F. Schauer 1994 Trust for which Julie Fitzgerald Schauer serves as the trustee and is the sole beneficiary; and (b) shared power to vote or direct the vote of and to dispose of or direct the disposition of, 211,140 shares held by JEM Management, L.P., a family limited partnership of which Julie Fitzgerald Schauer is the trustee of the majority general partner.

Gerald F. Fitzgerald, Jr. Assuming full conversion of Class B Common Stock for which Gerald F. Fitzgerald, Jr. could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Gerald F. Fitzgerald, Jr. may be deemed to have voting or investment power over 535,670 shares of Class A Common Stock, representing 14.0% of the outstanding shares of Class A Common Stock. Gerald F. Fitzgerald, Jr. has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 141,950 shares held by S C Investments II, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the general partner; and (b) shared power to vote or direct the vote of and to dispose of or direct the disposition of 393,720 shares of Class B Common Stock, including: (i) 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Gerald F. Fitzgerald, Jr. serves as co-trustee.

James G. Fitzgerald. Assuming full conversion of Class B Common Stock for which James G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, James G. Fitzgerald may be deemed to have voting or investment power over 463,080 shares of Class A Common Stock, representing 12.3% of the outstanding shares of Class A Common Stock. James G. Fitzgerald has (a) sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 110,500 shares of Class B Common Stock, including: (i) 59,500 shares of Class B Common Stock held directly by James G. Fitzgerald; and (ii) 51,000 shares of Class B Common Stock held by Anhinga Trust for which James G. Fitzgerald serves as a trustee; and (b) shared power to vote or direct the vote of and to dispose of, or direct the disposition of, 352,580 shares of Class B Common Stock, including: (i) 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which James G. Fitzgerald is a co-manager of the limited liability company managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which James G. Fitzgerald serves as a co-trustee).

Thomas G. Fitzgerald. Assuming full conversion of Class B Common Stock for which Thomas G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Thomas G. Fitzgerald may be deemed to have voting or investment power over 371,620 shares of Class A Common Stock, representing 10.1% of the outstanding shares of Class A Common Stock. Thomas G. Fitzgerald has shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 371,620 shares of Class B Common Stock, including (i) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald is a co-manager of the limited liability company managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which he serves as a co-trustee.

Thomas G. Fitzgerald, Jr. Assuming full conversion of Class B Common Stock for which Thomas G. Fitzgerald, Jr. could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Thomas G. Fitzgerald, Jr. may be deemed to have voting or investment power over 215,854 shares of Class A Common Stock, representing 6.1% of the outstanding shares of Class A Common Stock. Thomas G. Fitzgerald, Jr. has (a) sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 7,310 shares of Class B Common Stock held directly by Thomas G. Fitzgerald, Jr.; and (b) shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 208,544 shares, including (i) 19,504 shares held jointly with his spouse (2,504 Class A Common Shares and 17,000 Class B Common Shares); and (ii) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald, Jr. is a co-manager of the limited liability company managing general partner.

Lauren Fitzgerald Peterson. Assuming full conversion of Class B Common Stock for which Lauren Fitzgerald Peterson could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Lauren Fitzgerald Peterson may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 5.4% of the outstanding shares of Class A Common Stock. Lauren Fitzgerald Peterson has shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Lauren Fitzgerald Peterson serves as a co-manager of the limited liability company managing general partner.

Andrew J. Fitzgerald. Assuming full conversion of Class B Common Stock for which Andrew J. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Andrew J. Fitzgerald may be deemed to have voting or investment power over 177,604 shares of Class A Common Stock, representing 5.1% of the outstanding shares of Class A Common Stock. Andrew J. Fitzgerald has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 2,504 shares of Class A Common Stock and 5,100 shares of Class B Common Stock held by the Andrew J. Fitzgerald 2011 Trust, for which Andrew J. Fitzgerald serves as the trustee and is the sole beneficiary; and (b) shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which Andrew J. Fitzgerald is a managing general partner and a co-manager of the limited liability company managing general partner.

Family Trusts:

Everglades Trust. Assuming full conversion of Class B Common Stock for which the Everglades Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Everglades Trust may be deemed to have voting or investment power over 444,550 shares of Class A Common Stock, representing 11.9% of the outstanding shares of Class A Common Stock. The Everglades Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 444,550 shares of Class B Common Stock held directly by Everglades Trust.

Julie F. Schauer 1994 Trust. Assuming full conversion of Class B Common Stock for which the Julie F. Schauer 1994 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Julie F. Schauer 1994 Trust may be deemed to have voting or investment power over 647,360 shares of Class A Common Stock, representing 16.4% of the outstanding shares of Class A Common Stock. The Julie F. Schauer 1994 Trust may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 436,220 shares of Class B Common Stock held directly by Julie F. Schauer 1994 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership for which the Julie F. Schauer 1994 Trust is the majority general partner.

JBF 2013 Trust. Assuming full conversion of Class B Common Stock for which the JBF 2013 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the JBF 2013 Trust may be deemed to have voting or investment power over 103,190 shares of Class A Common Stock, representing 3.0% of the outstanding shares of Class A Common Stock. The JBF 2013 Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 103,190 shares of Class B Common Stock held directly by the JBF 2013 Trust.

Fitzgerald 2002 Special Trust. Assuming full conversion of Class B Common Stock for which the Fitzgerald 2002 Special Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Fitzgerald 2002 Special Trust may be deemed to have voting or investment power over 103,020 shares of Class A Common Stock, representing 3.0% of the outstanding shares of Class A Common Stock. The Fitzgerald 2002 Special Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 103,020 shares of Class B Common Stock held directly by Fitzgerald 2002 Special Trust.

GFF Family Trust. Assuming full conversion of Class B Common Stock for which the GFF Family Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the GFF Family Trust may be deemed to have voting or investment power over 79,560 shares of Class A Common Stock, representing 2.4% of the outstanding shares of Class A Common Stock. The GFF Family Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 79,560 shares of Class B Common Stock held directly by the GFF Family Trust.

Anhinga Trust. Assuming full conversion of Class B Common Stock for which Anhinga Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, Anhinga Trust may be deemed to have voting or investment power over 51,000 shares of Class A Common Stock, representing 1.5% of the outstanding shares of Class A Common Stock. Anhinga Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 51,000 shares of Class B Common Stock held directly by Anhinga Trust.

Andrew J. Fitzgerald 2011 Trust. Assuming full conversion of Class B Common Stock for which the Andrew J. Fitzgerald 2011 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Andrew J. Fitzgerald 2011 Trust may be deemed to have voting or investment power over 7,604 shares of Class A Common Stock, representing 0.2% of the outstanding shares of Class A Common Stock. The Andrew J. Fitzgerald 2011 Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,100 shares of Class B Common Stock and 2,504 shares of Class A Common Stock held directly by the Andrew J. Fitzgerald 2011 Trust.

Family Limited Partnerships and Associated Investment Entities:

JEM Management, L.P. Assuming full conversion of Class B Common Stock for which JEM Management, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, JEM Management, L.P. may be deemed to have voting or investment power over 211,140 shares of Class A Common Stock, representing 6.0% of the outstanding shares of Class A Common Stock. JEM Management, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 211,140 shares of Class B Common Stock held directly by JEM Management, L.P.

TGF Investments, L.P. Assuming full conversion of Class B Common Stock for which TGF Investments, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, TGF Investments, L.P. may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 5.4% of the outstanding shares of Class A Common Stock. TGF Investments, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 189,040 shares of Class B Common Stock held directly by TGF Investments, L.P.

TF LLC. Assuming full conversion of Class B Common Stock for which TF LLC may be deemed to have voting or investment power but no other shares of Class B Common Stock, TF LLC may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 5.4% of the outstanding shares of Class A Common Stock. TF LLC may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 189,040 shares of Class B Common Stock held by TGF Investments, L.P. for which TF LLC serves the managing general partner.

Otis Road Investments, L.P. Assuming full conversion of Class B Common Stock for which Otis Road Investments, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, Otis Road Investments, L.P. may be deemed to have voting or investment power over 170,000 shares of Class A Common Stock, representing 4.9% of the outstanding shares of Class A Common Stock. Otis Road Investments, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P.

Otis LLC. Assuming full conversion of Class B Common Stock for which Otis LLC may be deemed to have voting or investment power but no other shares of Class B Common Stock, Otis LLC may be deemed to have voting or investment power over 170,000 shares of Class A Common Stock, representing 4.9% of the outstanding shares of Class A Common Stock. Otis Road Investments, L.P. may be deemed to have the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P., of which Otis LLC is the limited liability company managing general partner.

S C Investments II, L.P. Assuming full conversion of Class B Common Stock for which S C Investments II, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, S C Investments II, L.P. may be deemed to have voting or investment power over 141,950 shares of Class A Common Stock, representing 4.1% of the outstanding shares of Class A Common Stock. S C Investments II, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 141,950 shares of Class B Common Stock held directly by S C Investments II, L.P.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in securities of the Company by the Reporting Persons since the filing of the Schedule 13D. This Amendment No. 2 is being filed to reflect a change in the percentage of shares of Class A Common Stock previously reported by the Reporting Persons solely as a result of a change in the outstanding shares of Class A Common Stock as reported by the Company.

## Signatures
- FITZGERALD THOMAS G: /s/ Thomas G. Fitzgerald, Thomas G. Fitzgerald (02/02/2026)
- FITZGERALD PETER G: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- SCHAUER JULIE F: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- FITZGERALD GERALD F JR: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- FITZGERALD JAMES G: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- Fitzgerald Thomas G. Jr.: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- Peterson Lauren Fitzgerald: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- Fitzgerald Andrew J.: /s/ Thomas G. Fitzgerald, Attorney in Fact (02/02/2026)
- Everglades Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Peter G. Fitzgerald, as Advisor to the Everglades Trust (02/02/2026)
- Julie F. Schauer 1994 Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Julie Fitzgerald Schauer, as Trustee of the Julie F. Schauer 1994 Trust (02/02/2026)
- JBF 2013 Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Peter G. Fitzgerald, as Trustee of the JBF 2013 Trust (02/02/2026)
- Fitzgerald 2002 Special Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Peter G. Fitzgerald, as Co-Trustee of the Fitzgerald 2002 Special Trust (02/02/2026)
- Fitzgerald 2002 Special Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Gerald F. Fitzgerald, as Co-Trustee of the Fitzgerald 2002 Special Trust (02/02/2026)
- Fitzgerald 2002 Special Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for James G. Fitzgerald, as Co-Trustee of the Fitzgerald 2002 Special Trust (02/02/2026)
- Fitzgerald 2002 Special Trust: /s/ Thomas G. Fitzgerald, Thomas G. Fitzgerald, as Co-Trustee of the Fitzgerald 2002 Special Trust (02/02/2026)
- GFF Family Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Peter G. Fitzgerald, as Co-Trustee of the GFF Family Trust (02/02/2026)
- GFF Family Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Gerald F. Fitzgerald, as Co-Trustee of the GFF Family Trust (02/02/2026)
- GFF Family Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for James G. Fitzgerald, as Co-Trustee of the GFF Family Trust (02/02/2026)
- GFF Family Trust: /s/ Thomas G. Fitzgerald, Thomas G. Fitzgerald, as Co-Trustee of the GFF Family Trust (02/02/2026)
- Anhinga Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for James G. Fitzgerald, as Trustee of the Anhinga Trust (02/02/2026)
- Andrew J. Fitzgerald 2011 Trust: /s/ Thomas G. Fitzgerald, Attorney in Fact for Andrew J. Fitzgerald, as Trustee of the Andrew J. Fitzgerald 2011 Trust (02/02/2026)
- JEM Management, L.P.: /s/ Thomas G. Fitzgerald, Attorney in Fact for Gerald F. Fitzgerald, Jr., Managing General Partner (02/02/2026)
- TGF INVESTMENTS L P: /s/ Thomas G. Fitzgerald, Thomas G. Fitzgerald, Co-Manager of TF Management, LLC, its Managing General Partner (02/02/2026)
- TGF INVESTMENTS L P: /s/ Thomas G. Fitzgerald, Attorney in Fact for Thomas G. Fitzgerald, Jr., Co-Manager of TF Management, LLC, its Managing General Partner (02/02/2026)
- TGF INVESTMENTS L P: /s/ Thomas G. Fitzgerald, Attorney in Fact for Lauren Fitzgerald Peterson, Co-Manager of TF Management, LLC, its Managing General Partner (02/02/2026)
- TF Management, LLC: /s/ Thomas G. Fitzgerald, Thomas G. Fitzgerald, Co-Manager (02/02/2026)
- TF Management, LLC: /s/ Thomas G. Fitzgerald, Attorney in Fact for Thomas G. Fitzgerald, Jr., Co-Manager (02/02/2026)
- TF Management, LLC: /s/ Thomas G. Fitzgerald, Attorney in Fact for Lauren Fitzgerald Peterson, Co-Manager (02/02/2026)
- Otis Road Investments, L.P: /s/ Thomas G. Fitzgerald, Attorney in Fact for Andrew J. Fitzgerald, Managing General Partner (02/02/2026)
- Otis Road Investments, L.P: /s/ Thomas G. Fitzgerald, Attorney in Fact for Andrew J. Fitzgerald, Co-Manager of Otis Management, LLC, its Managing General Partner (02/02/2026)
- Otis Road Investments, L.P: /s/ Thomas G. Fitzgerald, Attorney in Fact for James G. Fitzgerald, Co-Manager of Otis Management, LLC, its Managing General Partner (02/02/2026)
- Otis Management, LLC: /s/ Thomas G. Fitzgerald, Attorney in Fact for Andrew J. Fitzgerald, Co-Manager (02/02/2026)
- Otis Management, LLC: /s/ Thomas G. Fitzgerald, Attorney in Fact for James G. Fitzgerald, Co-Manager (02/02/2026)
- S.C. Investments II, L.P.: /s/ Thomas G. Fitzgerald, Attorney in Fact for Gerald F. Fitzgerald, Jr., General Partner (02/02/2026)